EXHIBIT 14 - CODE OF ETHICS FOR SENIOR OFFICERS

The Company’s CEO and CFO hold important and elevated roles in corporate governance. They are uniquely capable and empowered to ensure that the shareholder’s and Company’s interests are protected and preserved.

This Code of Ethics provides principles to which these officers are expected to adhere and which they are expected to advocate.

This Code of Ethics has been approved by the Audit Committee.

Any change to this Code of Ethics and any explicit or implicit waiver from it for these officers may be made only with the approval of the Audit Committee and will be appropriately disclosed in accordance with applicable law and regulations. Violations may subject these officers to disciplinary action including termination of employment.

The CEO and CFO will:

1. act with honesty and integrity, including ethically handling actual or apparent conflicts of interest between their personal, financial or commercial interests and their responsibility to the Company;

2. make full, fair, accurate, timely and understandable disclosure in all reports and documents that the Company files with or submits to shareholders, government authorities and stock exchanges or otherwise makes public;

3. act on good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated;

4. respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose and not use such confidential information for personal advantage;

5. comply with all laws and regulations applicable to the Company’s businesses and to the Company’s relationship with its shareholders;

6. report known or suspected violations of this Code of Ethics to the Audit Committee, and

7. ensure that their actions comply not only with the letter but the spirit of this Code of Ethics and foster a culture in which compliance with the law and the Company’s policies is at the core of the Company’s activities.

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